FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2026

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Consolidated Regulatory Capital and Liquidity Coverage Ratios

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference (i) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-283915) of the registrant, originally filed with the SEC on December 19, 2024, as amended by Post-Effective Amendment No. 1 thereto, filed with the SEC on August 29, 2025 and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-297506) of the registrant and of Nomura America Finance, LLC, filed with the SEC on July 16, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 27, 2026	By:	/s/ Akito Bato
Akito Bato
Senior Managing Director

Nomura Announces Consolidated Regulatory Capital and Liquidity Coverage Ratios

Tokyo, October 27, 2026—Nomura Holdings, Inc. (Nomura) today announced the following summary of the consolidated capital adequacy ratios, consolidated leverage ratio, and External TLAC ratios for the period ended June 30, 2026.

For further information on consolidated regulatory capital requirements applicable to Nomura, see “Item 5.B Liquidity and Capital Resources—Consolidated Regulatory Capital Requirements” in Nomura’s most recent annual report on Form 20-F filed with the Commission. The report can be accessed via Nomura’s website at:

https://www.nomuraholdings.com/en/investor/library/sec.html#sec_01

Nomura’s website does not form a part of, nor is it incorporated by reference into this news release.

The following table presents Nomura’s consolidated capital adequacy ratios, consolidated leverage ratio, and External TLAC ratios as of June 30, 2026:

Billions of yen, except ratios
Jun 30, 2026
Common equity Tier 1 capital	3,302.8
Tier 1 capital	3,761.7
Total capital	4,001.0
Risk-Weighted Assets
Credit risk-weighted assets	14,700.0
Market risk equivalent assets	6,113.3
Operational risk equivalent assets	4,201.9

Total risk-weighted assets	25,015.3

Consolidated Capital Adequacy Ratios
Common equity Tier 1 capital ratio	13.20%
Tier 1 capital ratio	15.03%
Consolidated capital adequacy ratio	15.99%
Consolidated Leverage Ratio	4.77%
External TLAC Ratios
Risk-weighted assets basis	29.97%
Leverage ratio exposure measure basis	10.52%

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is a financial services group with an integrated global network. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Wealth Management, Investment Management, Wholesale (Global Markets and Investment Banking), and Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.